
Silver Portal Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015


Cash flow from operating activities:

Net income (loss)		$ (80,141)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivables-other	$ (15,000)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	19,711	
Total adjustments		4,711
Net cash provided by (used in) operating activities		(75,430)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(75,430)
Cash at beginning of year		173,550
Cash at end of year		$ 98,120

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 13,600	


The accompanying notes are an integral part of these financial statements.
